Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: March 10, 2022

FiscalNote: Preliminary Q4 and FY2021 Results Transcript

[Marc Griffin]: Hello this is Mark Griffin, Investor Relations. Good morning. Welcome to FiscalNote’s fourth quarter and full year 2021 preliminary earnings webcast. We'll be discussing the preliminary results announced in our press release and related materials issued prior to posting on the Investor Relations website and to the market open.

Before we begin, I’d like to remind everyone that this conference may include statements or comments that may be considered forward-looking statements within applicable securities laws. Forward-looking statements may include but are not necessarily limited to financial projections or other statements of the company’s plans, objectives, expectations or intentions which involve certain risks and uncertainties. The company’s actual results may differ significantly from those projected or suggested and any forward-looking statements due to a variety of factors which are discussed in detail in the SEC filings of FiscalNote’s SPAC business partner - Duddell Street Acquisition Corporation. This communication is not a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the FiscalNote, the combined company or Duddell Street Acquisition Corporation, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

For our press release on this announcement, and for more information and prior disclosures related to our business combination, please go to fiscalnote.com and visit our Press Room and Investor Relations pages. Now I’d like to turn the call over to Co-Founder and CEO, Tim Hwang. Tim, please go ahead.

[Tim Hwang]: Hello everyone, and thank you for taking the time to join us today. I’m incredibly pleased to announce a robust fourth quarter and full year performance for FiscalNote - exceeding run-rate revenue expectations and providing a strong baseline of continued acceleration in 2022.

For the 2021 fiscal year, we achieved run-rate revenue of $109 million, exceeding our initial guidance of $108 million, and representing a meaningful 69% increase year over year. Organic run-rate revenue for 2021, which excludes acquisitions made during the year, was up 12% as compared to the same period in 2020. Specific to the fourth quarter, our quarterly net revenue retention rate was 98.2%, up 90 basis points from the year ago period. As a reminder, FiscalNote defines run-rate revenue as annualized subscription revenue at the period end plus the last twelve months’ non-subscription revenue.

Total run-rate revenue, organic run-rate revenue and net revenue retention are our critical management KPIs, as we believe they best represent the company’s total and organic revenue-generating potential at any given time, and we intend to report on them as we head into the public markets.

Our success was supported by both durable and accelerating organic growth, and successful execution of a disciplined M&A strategy. Contributing to our organic growth was solid customer demand, particularly underscored by uncertain macroeconomic conditions as our customers need real, actionable data to make informed decisions now more than ever. Further fueled by our inorganic activity, our effective cross-sell and upsell strategies not only allow us to engage with a more diverse customer base across industries and geographies, but also serve to expand our average contract value across our complementary portfolio set, increasing retention, and improving seller productivity. Lastly, incremental investments in new, high-growth lines of business, such as ESG and geopolitical information, drove an acceleration of our organic growth rates to support our outlook for sustained growth.

With continued momentum, FiscalNote is excited to enter 2022 with an opportunity to leverage growing scale, market leadership, and the category creation opportunity for policy and political intelligence during these volatile and uncertain times, with customers demanding more information on world events than ever before. Our mix of government, enterprise, and non-profit customers who rely on FiscalNote underpins our confidence in the durability and acceleration of our growth.

Consequently, as we look forward, we are even more confident in reaffirming our 2022 run-rate revenue expectations for growth of approximately 58% to exit the year at $173 million. Organic revenue run-rate growth, which excludes acquisitions after January 1, 2022, is also expected to be a meaningful contributor in 2022 with levels forecasted in the 25-30% range. We expect to source the remainder of our growth from our pipeline of M&A, with many promising discussions currently underway. The execution of our M&A program is a continuation of the strong performance we have seen in identifying and growing data and workflow assets. We believe leveraging proven upsell and cross sell strategies across business lines as well as providing entry points into high growth regulated sectors of the future meaningfully scaffolds our capabilities and our footprint, which, we believe, together with our M&A strategy will continue to drive the blended growth rate of the organization and support our growth toward profitability. We look forward to executing our growth plan and operating with a strengthened balance sheet as a publicly traded company. I am very proud of our organization and our employees for these accomplishments, and believe this is just the beginning for our future growth.

Looking forward, as many of you may know, FiscalNote announced on November 8th, 2021 its entry into a definitive agreement for a business combination with Duddell Street Acquisition Corporation, a special purpose acquisition company. The completion of the proposed business combination is subject to Duddell Street’s registration statement being declared effective by the SEC, the approval of the proposed business combination by Duddell Street's shareholders, and other customary closing conditions. The unique and differentiated structure of the full backstop of the SPAC trust account by Duddell Street’s Sponsor not only affords FiscalNote increased probability of completion of the business combination and access to the public market, but also provides investors with access to an attractive opportunity relative to other SPACs and market comps.

Among a peer set of information services and technology providers, FiscalNote is category leader - building a growth company in a unique, underserved market with cutting edge technology. Our enterprise valuation continues to compare favorably with peers across information services and vertical software. These companies represent the closest approximation to FiscalNote’s business in their high mix of recurring subscription revenue, high retention rates, and large established corporate and enterprise customers. As of March 8th, the median forward looking multiple on projected 2022 revenue for the peer group shown here was 10.2, while FiscalNote's valuation is 6.9x 2022 projected revenue, which we believe provides a significant value opportunity post-business combination.

Additionally, FiscalNote is able to differentiate itself from others within the broader SPAC marketplace. With eight and half years of experience leading the market as a category creator, FiscalNote has a proven track record of technology innovation and commercial success. The recurring revenue model provides a predictable, sustainable outlook for the business and is underscored by our established track record of operational execution. Lastly, we believe our proven value creation through M&A has enabled us to not only hit, but also exceed the revenue targets we’ve outlined and that the continuation of our M&A strategy will position the company for long term, durable growth.

We feel confident in our ability to deliver long-term growth based on this track record. We believe this proposed business combination will greatly enhance FiscalNote’s ability to further execute on our growth strategy, including our aggressive M&A strategy that brought much success for our company in 2021, and create sustainable value for shareholders.

Finally, one important reminder on our timetable to go public: the SEC is continuing its regulatory review process for the Registration Statement on Form S-4. Once completed, the parties will seek required shareholder approvals and proceed to close the proposed business combination, with an anticipated target closing date in Q2 of this year.

In the meantime, please stay tuned for further announcements related to our financial outlook, ongoing regulatory filings, and business combination updates in the coming weeks.

With that, we appreciate your time today and specifically thank our employees, investors, and advisors for helping to enable what we consider a fantastic journey up to the present and into the future. Thank you.

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. (“FiscalNote”), Duddell Street Acquisition Corp. (Nasdaq: DSAC) ("Duddell Street") has filed relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.